UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

BANCO SANTANDER (BRASIL) S.A.

Item

INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2011 PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

BANCO SANTANDER (BRASIL) S.A.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Deloitte Touche Tohmatsu Rua José Guerra, 127 04719-030 - São Paulo - SP Brasil Tel.: +55 (11) 5186-1000 Fax: +55 (11) 5181-2911 www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders and Management of

Banco Santander (Brasil) S.A.

São Paulo, SP

Introduction

We have reviewed the interim consolidated balance sheet of Banco Santander (Brasil) S.A. as of March 31, 2011 and the related statements of income, recognized income and expense, changes in equity and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory notes. Management is responsible for the preparation and presentation of this interim consolidated financial information in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB. Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial information does not present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A. as of March 31, 2011, and its financial performance and its cash flows for the three-month period then ended in accordance with IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB.

The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

/s/ DELOITTE TOUCHE TOHMATSU	/s/ Gilberto Bizerra de Souza
DELOITTE TOUCHE TOHMATSU	Gilberto Bizerra de Souza
Auditores Independentes	Engagement Partner

São Paulo, April 26, 2011

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS FOR THE PERIODS ENDED MARCH 31, 2011 (UNAUDITED) AND DECEMBER 31, 2010
(Thousands of Brazilian Reais)

ASSETS	Note	March 31, 2011	December 31, 2010

CASH AND BALANCES WITH THE BRAZILIAN CENTRAL BANK		57,442,703	56,800,151

FINANCIAL ASSETS HELD FOR TRADING	3-a	23,540,986	24,821,365
Loans and amounts due from credit institutions		-	47,662
Debt instruments		16,249,097	16,472,413
Equity instruments		2,234,089	3,283,931
Trading derivatives		5,057,800	5,017,359

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	3-a	18,105,936	17,939,781
Loans and amounts due from credit institutions		212,377	292,034
Debt instruments		210,221	224,388
Equity instruments		17,683,338	17,423,359

AVAILABLE-FOR-SALE FINANCIAL ASSETS	3-a	52,171,187	47,206,019
Debt instruments		50,358,838	45,477,982
Equity instruments		1,812,349	1,728,037

LOANS AND RECEIVABLES	3-a	178,757,706	174,106,525
Loans and amounts due from credit institutions		23,913,510	22,658,520
Loans and advances to customers		154,765,465	151,366,561
Debt instruments		78,731	81,444

HEDGING DERIVATIVES		127,709	115,640

NON-CURRENT ASSETS HELD FOR SALE	4	64,890	66,821

INVESTMENTS IN ASSOCIATES	5	394,098	370,586

TANGIBLE ASSETS		4,575,956	4,518,109

INTANGIBLE ASSETS	7	31,949,402	31,962,619
Goodwill		28,312,236	28,312,236
Other intangible assets		3,637,166	3,650,383

TAX ASSETS		14,342,627	14,842,066
Current		1,543,078	1,217,186
Deferred		12,799,549	13,624,880

OTHER ASSETS		2,514,177	1,913,001

TOTAL ASSETS		383,987,377	374,662,683

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS FOR THE PERIODS ENDED MARCH 31, 2011 (UNAUDITED) AND DECEMBER 31, 2010
(Thousands of Brazilian Reais)

LIABILITIES AND EQUITY	Note	March 31, 2011	December 31, 2010

FINANCIAL LIABILITIES HELD FOR TRADING	8	4,898,196	4,784,653
Trading derivatives		4,825,238	4,755,314
Short positions		72,958	29,339

FINANCIAL LIABILITIES AT AMORTISED COST	8	261,010,791	253,340,771
Deposits from credit institutions		36,995,011	42,391,572
Customer deposits		174,423,048	167,949,201
Marketable debt securities		26,907,081	20,086,645
Subordinated liabilities		9,973,663	9,695,105
Other financial liabilities		12,711,988	13,218,248

HEDGING DERIVATIVES		315	112

LIABILITIES FOR INSURANCE CONTRACTS		20,179,352	19,643,129

PROVISIONS	9	9,009,652	9,395,161
Provisions for pensions funds and similar obligations		1,206,789	1,190,108
Provisions for contingent liabilities, commitments and other provisions		7,802,863	8,205,053

TAX LIABILITIES		10,589,889	10,529,625
Current		6,871,356	6,249,466
Deferred		3,718,533	4,280,159

OTHER LIABILITIES		3,583,060	3,605,838

TOTAL LIABILITIES		309,271,255	301,299,289

SHAREHOLDERS' EQUITY		74,050,621	72,571,563
Issued capital	10	62,634,585	62,634,585
Reserves		9,947,337	6,094,885
Profit for the period attributable to the Parent		2,068,699	7,382,093
Less: Dividends and remuneration	10	(600,000)	(3,540,000)

VALUATION ADJUSTMENTS		655,237	783,755
Available-for-sale financial assets		818,243	949,597
Cash flow hedges		(163,006)	(165,842)

NON-CONTROLLING INTERESTS		10,264	8,076

TOTAL EQUITY		74,716,122	73,363,394
TOTAL LIABILITIES AND EQUITY		383,987,377	374,662,683

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED CONSOLIDATED INCOME STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2011 AND 2010
(Thousands of Brazilian Reais, except for per share data)

		March 31,
	Note	2011	2010

Interest and similar income		11,802,091	9,277,589
Interest expense and similar charges		(5,163,164)	(3,444,859)
INTEREST INCOME / (net)	13	6,638,927	5,832,730
Income from equity instruments	13	4,767	3,741
Income from companies accounted for by the equity method	5 & 13	18,193	10,388
Fee and commission income	13	2,089,147	1,841,488
Fee and commission expense	13	(306,893)	(219,086)
Gains/losses on financial assets and liabilities (net)	13	500,823	645,568
Financial assets held for trading		452,448	483,959
Other financial instruments at fair value through profit or loss		4,110	129
Financial instruments not measured at fair value through profit or loss		40,222	97,312
Other		4,043	64,168
Exchange differences (net)	13	(28,448)	(86,793)
Other operating income (expense)	13	(28,349)	(46,536)
TOTAL INCOME		8,888,167	7,981,500
Administrative expenses	11 & 13	(2,959,482)	(2,655,242)
Personnel expenses		(1,615,816)	(1,354,801)
Other general expenses		(1,343,666)	(1,300,441)
Depreciation and amortization	13	(338,153)	(286,461)
Tangible assets		(127,314)	(114,829)
Intangible assets		(210,839)	(171,632)
Provisions (net)	13	(629,712)	(629,424)
Impairment losses on financial assets (net)	13	(2,058,659)	(2,403,223)
Loans and receivables	3-b.2	(2,058,659)	(2,402,954)
Other financial instruments not measured at fair value through profit or loss		-	(269)
Impairment losses on other assets (net)	13	(9,196)	(4,083)
Other intangible assets		(7,667)	(3,696)
Other assets		(1,529)	(387)
Gains on disposal of assets not classified as non-current assets held for sale	13	1,545	15,191
Gains on non-current assets held for sale not classified as discontinued operations	13	27,222	104,897
OPERATING PROFIT BEFORE TAX		2,921,732	2,123,155
Income taxes		(850,561)	(360,069)
CONSOLIDATED PROFIT FOR THE PERIOD		2,071,171	1,763,086
Profit attributable to the Parent		2,068,699	1,763,015
Profit (loss) attributable to non-controlling interests		2,472	71

EARNINGS PER SHARE (Reais)
Basic and Diluted earnings per 1,000 share (Reais - R$)
Common shares		4.95	4.22
Preferred shares		5.45	4.64
Profit attributable (Reais - R$)
Common shares		1,054,209	898,432
Preferred shares		1,014,490	864,583
Weighted average shares outstanding (in thousands) - basic and diluted
Common shares		212,841,732	212,841,732
Preferred shares		186,202,385	186,202,385

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE FOR THE PERIODS ENDED MARCH, 2011 AND 2010
(Thousands of Brazilian Reais)

	March 31,
	2011	2010

CONSOLIDATED PROFIT FOR THE PERIOD	2,071,171	1,763,086

OTHER RECOGNIZED INCOME AND EXPENSE	(128,518)	99,841
Available-for-sale financial assets	(245,639)	190,773
Valuation adjustments	(205,417)	288,085
Amounts transferred to income statement	(40,222)	(97,312)
Cash flow hedges	5,124	23,138
Valuation adjustments	5,124	23,138
Income taxes	111,997	(114,070)
TOTAL RECOGNIZED INCOME AND EXPENSE	1,942,653	1,862,927

Attributable to the Parent	1,940,181	1,862,856
Attributable to non-controlling interests	2,472	71
TOTAL	1,942,653	1,862,927

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE PERIODS ENDED MARCH 31, 2011 AND 2010
(Thousands of Brazilian Reais)

	Equity Attributable to the Parent
		Shareholders' Equity

	Share Capital	Reserves	Profit Attributed to the Parent	Dividends and Remuneration	Total Shareholders' Equity	Valuation Adjustments	Total	Non-controlling Interests	Total Equity

Balances at December 31, 2009	62,612,455	2,161,302	5,507,606	(1,575,000)	68,706,363	559,042	69,265,405	1,338	69,266,743

Total recognized income and expense	-	-	1,763,015	-	1,763,015	99,841	1,862,856	71	1,862,927
Other Changes in Equity
Appropriation of net profit for the period	-	5,507,606	(5,507,606)	-	-	-	-	-	-
Dividends/Remuneration	-	(1,575,000)	-	1,175,000	(400,000)	-	(400,000)	-	(400,000)
Other	-	-	-	-	-	-	-	(27)	(27)
Balances at March 31, 2010	62,612,455	6,093,908	1,763,015	(400,000)	70,069,378	658,883	70,728,261	1,382	70,729,643

Balances at December 31, 2010	62,634,585	6,094,885	7,382,093	(3,540,000)	72,571,563	783,755	73,355,318	8,076	73,363,394

Total recognized income and expense	-	-	2,068,699	-	2,068,699	(128,518)	1,940,181	2,472	1,942,653
Other Changes in Equity
Appropriation of net profit for the period	-	7,382,093	(7,382,093)	-	-	-	-	-	-
Dividends/Remuneration	-	(3,540,000)	-	2,940,000	(600,000)	-	(600,000)	-	(600,000)
Capital increase	-	-	-	-	-	-	-	-	-
Equity-instruments-based payment	-	10,359	-	-	10,359	-	10,359	-	10,359
Other	-	-	-	-	-	-	-	(284)	(284)
Balances at March 31, 2011	62,634,585	9,947,337	2,068,699	(600,000)	74,050,621	655,237	74,705,858	10,264	74,716,122

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
UNAUDITED CONSOLIDATED CASH FLOW STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2011 AND 2010
(Thousands of Brazilian Reais)

	March 31,
	2011	2010
1. CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated profit for the period	2,071,171	1,763,086
Adjustments to net profit	3,374,821	3,393,991
Depreciation of tangible assets	127,314	114,829
Amortization of intangible assets	210,839	171,632
Impairment losses on other assets (net)	9,196	3,696
Provisions and Impairment losses on financial assets (net)	2,688,371	3,032,378
Gains (net) on disposal of tangible assets, investments and non-current assets held for sale	(28,767)	(15,191)
Share of results of entities accounted for using the equity method	(18,193)	(10,388)
Changes in deferred tax assets and liabilities	375,702	97,035
Others	10,359	-
Net (increase) decrease in operating assets	(12,186,461)	(3,624,917)
Cash and Balance with the Brazilian Central Bank	(648,301)	(10,986,174)
Financial assets held for trading	1,280,379	(3,017,128)
Other financial assets at fair value through profit or loss	(166,155)	421,522
Available-for-sale financial assets	(5,210,807)	9,413,583
Loans and receivables	(6,520,861)	(215,843)
Other assets	(920,716)	759,123
Net increase (decrease) in operating liabilities	3,787,052	1,446,954
Financial liabilities held for trading	113,543	70,130
Other financial liabilities at fair value through profit or loss	-	36
Financial liabilities at amortized cost	3,423,168	3,537,938
Other liabilities	250,341	(2,161,150)
Payments of income tax	(730,024)	(428,688)
Total net cash flows from operating activities (1)	(3,683,441)	2,550,426

2. CASH FLOWS FROM INVESTING ACTIVITIES
Investments	(388,865)	(381,569)
Tangible assets	(185,974)	(273,489)
Intangible assets	(202,891)	(108,080)
Divestments	11,329	17,317
Tangible assets	10,541	10,339
Dividends received	788	6,978
Total net cash flows from investing activities (2)	(377,536)	(364,252)

3. CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of other long-term liabilities	9,992,434	3,114,768
Dividends paid and interest on capital	(2,092,284)	(1,552,964)
Payments of subordinated liabilities	-	(1,635,642)
Payments of other long-term liabilities	(3,653,298)	(3,532,893)
Increase/Decrease in non-controlling interests	(284)	(27)
Total net cash flows from financing activities (3)	4,246,568	(3,606,758)
NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS (1+2+3)	185,591	(1,420,584)
Cash and cash equivalents at beginning of period	9,346,899	18,730,403
Cash and cash equivalents at end of period	9,532,490	17,309,819

Non-cash transactions
Foreclosures loans and other assets transferred to non-current assets held for sale	2,360	26,833
Dividends and interest on capital declared but not paid	584,894	340,568
Supplemental information
Interest received	11,186,934	9,453,839
Interest paid	4,829,526	3,778,670

The accompanying Notes and Appendix I are an integral part of these financial statements.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE PERIODS ENDED MARCH 31, 2011 AND 2010
(Thousands of Brazilian Reais)

1. Introduction, basis of presentation of the consolidated interim financial statements and other information

a) Introduction

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain), is the lead institution of the financial and non-financial group (Conglomerate Santander) with the Central Bank of Brazil (Bacen), established as a corporation, with main offices at Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olímpia - São Paulo - SP. Banco Santander operates as multiple bank and through its subsidiaries carries out its operations through three segments (note 13): (i) Commercial Bank, (ii) Global Wholesale Bank, which operate with commercial, exchange, investment, credit and financing, mortgage lending, leasing, credit cards, securities brokerage, and buying club management (iii) Asset Management and Insurance which operates in insurance, pension plan, capitalization, asset management and insurance brokerage. Its operations are conducted as part of a set of institutions that operate on an integrated financial markets and capital.

b) Basis of presentation of the consolidated interim financial statements

These consolidated interim financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, from International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC).

In accordance with IAS 34, the interim financial information is intended only to provide anupdateon the content of the latest consolidated financial statements authorized for issue, focusing on new activities, events and circumstances arising during the period, rather than duplicating information reported in the consolidated financial statements previous presented. Consequently, these interim financial statements do not include all the information required of consolidated financial statements prepared in accordance with IFRS as adopted by the IASB, in order to properly comprehend the information included in these interim financial statements, these should be read together with the Bank’s consolidated financial statements for the year ended December 31, 2010.

The accounting policies and methods used in preparing these consolidated interim financial statements are the same as those applied in the consolidated financial statements for 2010, taking into account those standards and interpretations effective subsequent as described in the consolidated financial statements for the year ended December 31, 2010 which did not have a material effect on these consolidated financial statements, except to IFRS 9, which the Bank is analyzing the impacts from the adoption of this standard.

Paragraph 10 of the revised IAS 1 provides the possibility of changing the names of the financial statements. The new terminology to be used to refer to the financial statements is as follows:

• The balance sheet becomes the statement of financial position.

• The statement of recognized income and expense becomes the statement of comprehensive income.

• The cash flow statement becomes the statement of cash flows.

The Bank has opted for presenting income and expense items and components of other comprehensive income in two separate statements. Additionally, in preparing these consolidated interim financial statements the Bank has retained the names of the financial statements used in the consolidated financial statements for 2009 and 2010.

The consolidated interim financial statements for the period ended on March 31, 2011 was approved by the Management Committee at the meeting held on April 26, 2011.

c) Estimates made

The results and the determination of equity are sensitive to the accounting policies, measurement basis and estimates used by the directors of the Bank in preparing the consolidated financial statements.

In the financial statements estimates were occasionally made by the senior executives of the Bank and of the consolidated entities in order to quantify certain assets, liabilities, income, expenses and commitments reported herein.

These estimates relate basically to the following:

Fair value measurement of certain financial instruments

The fair value of a financial instrument is the value at which it could be bought or sold in a current transaction between knowledgeable, willing parties on an arm’s length basis. If a quoted price in an active market is available for an instrument, the fair value is calculated based on that price.

If there is no market price available for a financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving the same or similar instruments and, in the absence thereof, on the basis of valuation techniques, using valuation techniques commonly used by the financial markets as follows:

• Present value method for valuing financial instruments permitting static hedging (principally, forwards and swaps) and loans and advances. Expected future cash flows are discounted using the interest rate curves of the applicable currencies. The interest rate curves are generally observable market data.

• Black-Scholes model for valuing financial instruments requiring dynamic hedging (principally structured options and other structured instruments). Certain observable market inputs are used in the Black-Scholes model to generate variables such as the bid-offer spread, exchange rates, volatility, correlation between indexes and market liquidity, as appropriate.

Each of the present value method and Black-Scholes models is used for valuing financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors.

We use dynamic models similar to those used in the measurement of interest rate risk for measuring credit risk of linear instruments (such as bonds and fixed-income derivatives).

Allowance for loan losses

We cover losses inherent in debt instruments not measured at fair value considering the historical experience of impairment and other circumstances known at the time of assessment. The inherent losses are losses incurred at the reporting date, calculated using statistical methods that have not yet been allocated to specific transactions.

The bank use the concept of incurred loss to quantify the cost of the credit, using statistical models that consider the following three factors: “exposure at default”, “probability of default” and “loss given default”.

Impairment losses on certain assets other than loans (including goodwill and other intangible assets)

Certain assets, including goodwill, other intangible assets and equity method investments are subject to impairment review. We record impairment charges when we believe there is objective evidence of impairment, or that the cost of the assets may not be recoverable. Assessment of what constitutes impairment requires a significant judgment.

Assumptions used in the actuarial calculation of the liabilities and commitments of pension fund and similar obligation

The Bank provides retirement and pension benefits that supplement those provided by the Government in the form of both defined contribution plans and defined benefit plans, in accordance with IAS 19.

The actuarial valuation of these plans is dependent upon a series of assumptions; the principal are as follows:

• assumed interest rates.

• mortality tables.

• annual social security pension revision rate.

• price inflation.

• annual salary growth rate.

• the method used to calculate vested commitments to current employees.

The recognition and measurement of deferred tax items

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized. Other deferred tax assets (tax loss and tax credit carry forwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

In accordance with the current regulation, the expected realization of the consolidated companies’ tax credits is based on the projection of future income and a technical studies.

These estimates are based on current expectations and estimates on projections of future events and trends, which may affect the consolidated financial statements. The principal assumptions that may affect these estimates, in addition to those previously mentioned above, relate to the following factors:

• Changes in deposit amounts, customer basis and defaults by borrowers;

• Changes in interest rates;

• Changes in inflation rates;

• Government regulation and tax matters;

• Adverse legal or regulatory disputes or proceedings;

• Credit, market and other risks of lending and investment activities;

• Changes in market values of Brazilian securities, particularly Brazilian government securities; and

• Changes in regional, national and international business and economic conditions.

All of these estimates are further discussed on the December 31, 2010 and 2009 consolidated financial statements. In the period ended on March 31, 2011 there were no significant changes in the estimates made at 2010 year-end besides those indicated in these interim financial statements.

d) Contingent assets and liabilities

Note 2-q of the consolidated financial statements for the year ended December 31, 2010 and 2009 includes information on the contingent assets and liabilities. There were no significant changes in the Bank’s contingent assets and liabilities between December 31, 2010 and the date of preparation of these interim financial statements.

e) Comparative information

The informations for 2010 contained in these consolidated interim financial statements are presented solely for the purposes of comparison with the informations relating to the tree-months period ended on March 31, 2011.

f) Seasonality of the Bank’s transactions

Given the activities in which the Bank’s companies engage, their transactions are not cyclical or seasonal in nature. Accordingly, no specific disclosures are provided in these explanatory notes to the interim financial statements for the tree-months period ended on March 31, 2011.

g) Materiality

In determining the disclosures to be made in relation to the various items in the financial statements or other matters, the Bank, in accordance with IAS 34, took into account their materiality with respect to the interim financial statements.

h) Consolidated cash flow statements

In preparing the consolidated cash flow statements, the high liquidity investments with insignificant risk of changes in values were classified as “cash and cash equivalents”. The Bank classifies as cash and cash equivalents the balances recorded under “Cash and balance with the Brazilian Central Bank” and "Loans and amounts due from credit institutions" in the consolidated balance sheet, except restricted resources and long term transactions.

The interest paid and received correspond basically to operating activities of Banco Santander.

2. Basis of consolidation

Appendix I include relevant information on the Bank companies that were consolidated. Similar information regarding companies accounted for under the equity method by the Bank is provided on Note 5.

There were no transactions involving changes in the scope of consolidation for the tree months period ended on March 31, 2011.

3. Financial assets

a) Breakdown by Category

The breakdown by nature and category for measurement purposes, of the Bank’s financial assets, other than the balances relating to “Cash and Balances with the Brazilian Central Bank” and “Hedging Derivatives”, at March 31, 2011 and December 31, 2010 is as follows:

Thousands of Reais	March 31, 2011

	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for- Sale Financial Assets	Loans and Receivables	Total

Loans and amounts due from credit institutions	-	212,377	-	23,913,510	24,125,887
Loans and advances to customers	-	-	-	154,765,465	154,765,465
Of which:
Loans and advances to customers, gross (1)	-	-	-	164,597,887	164,597,887
Impairment losses (note 3b.2)	-	-	-	(9,832,422)	(9,832,422)
Debt instruments	16,249,097	210,221	50,358,838	78,731	66,896,887
Equity instruments	2,234,089	17,683,338	1,812,349	-	21,729,776
Trading derivatives	5,057,800	-	-	-	5,057,800
Total	23,540,986	18,105,936	52,171,187	178,757,706	272,575,815

(1)During the first quarter, the Bank, through its branch in Grand Cayman, has acquired Banco Santander Spain, under common condition, portfolio consists of contracts for financing and export credit and import-related transactions entered into with customers in Brazil or their foreign affiliates amounting updated on March 31, 2011 of R$875.9 million, equivalent to R$1,426.5 million.

Thousands of Reais	December 31, 2010

	Financial Assets Held for Trading	Other Financial Assets at Fair Value through Profit or Loss	Available-for- Sale Financial Assets	Loans and Receivables	Total

Loans and amounts due from credit institutions	47,662	292,034	-	22,658,520	22,998,216
Loans and advances to customers	-	-	-	151,366,561	151,366,561
Of which:
Loans and advances to customers, gross	-	-	-	160,558,323	160,558,323
Impairment losses (note 3b.2)	-	-	-	(9,191,762)	(9,191,762)
Debt instruments	16,472,413	224,388	45,477,982	81,444	62,256,227
Equity instruments	3,283,931	17,423,359	1,728,037	-	22,435,327
Trading derivatives	5,017,359	-	-	-	5,017,359
Total	24,821,365	17,939,781	47,206,019	174,106,525	264,073,690

b) Valuation adjustments for impairment of financial assets

b.1) Available-for-sale financial assets

As indicatedinNote2of the consolidated financial statements of the Bank for the year ended December 31, 2010, changes in the carrying amounts of financial assets and liabilities are recognized in the consolidated income statement. Except in the case of available-for-sale financial assets, which the changes in value are recognized temporarily in consolidated equity under “Valuation Adjustments - Available-for-Sale Financial Assets”.

Items charged or credited to “Valuation Adjustments - Available-for-Sale Financial Assets” remain in the Bank's consolidated equity until the related assets are derecognized, whereupon they are accounted to the consolidated income statement. When there is objective evidence at the date of measurement of these instruments that the aforementioned differences are due to permanent impairment, they are no longer recognized in equity under “Valuation Adjustments - Available-for-Sale Financial Assets” and are reclassified, for the cumulative amount at that date, to the consolidated income statement.

At March 31, 2011 the Bank had analyzed the changes in fair value of the various assets comprising this portfolio and concluded that, at that date, there were no significant differences whose origin could be considered to arise from permanent impairment. Accordingly, most of the changes in value of these assets are presented under “Valuation Adjustments - Available-for-Sale Financial Assets”. The changes in the balance of valuation adjustments in the interim period are recognized in the unaudited consolidated statement of recognized income and expenses.

b.2) Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under “Loans and Receivables” in the tree months period ended on March 31, 2011 and 2010 were as follows:

	March 31,
Thousands of Reais	2011	2010
Balance at beginning of the period	9,191,762	10,070,479
Impairment losses charged to income for the period – Loans and receivables	2,607,180	2,575,611
Write-off of impaired balances against recorded impairment allowance	(1,966,520)	(2,641,357)
Balance at end of the period	9,832,422	10,004,733
Recoveries of loans previously charged off	548,521	172,657

Taking into account these amounts recognized in “Impairment losses charged to income for the year” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted to R$2,058,659 thousand and R$2,402,954 thousand in the tree months period ended on March 31, 2011 and 2010, respectively.

c) Impaired assets

The detail of the changes in the balance of the financial assets classified as loans and receivables considered to be impaired due to credit risk in the tree months period ended on March 31, 2011 and 2010 is as follows:

	March 31,
Thousands of Reais	2011	2010
Balance at beginning of the period	9,348,648	9,899,884
Net additions	2,642,982	2,476,373
Written-off assets	(1,966,520)	(2,641,357)
Balance at end of the period	10,025,110	9,734,900

4. Non-current assets held for sale

At March 31, 2011 and December 31, 2010, the total amount of non-current assets held for sale includes foreclosed assets and other tangible assets.

5. Investments in associates

a) Breakdown

The breakdown, by company, of the balance of “Investments in associates ” is as follows:

	Participation %		Investments		Results of Investments
					March 31,
Thousands of Reais	March 31, 2011	December 31, 2010	March 31, 2011	December 31, 2010	2011	2010

Norchem Holding e Negócios S.A.	21.75%	21.75%	23,388	22,325	1,087	406
Norchem Participações e Consultoria S.A. (3)	50.00%	50.00%	29,096	28,525	595	516
Companhia de Crédito, Financiamento e Investimento RCI Brasil	39.64%	39.58%	115,859	106,939	9,022	5,692
Companhia de Arrendamento Mercantil RCI Brasil	39.88%	39.88%	215,400	202,825	6,468	3,283
Celta Holding S.A. (2)	-	-	-	-	-	522
Cibrasec - Companhia Brasileira de Securitização (1)	13.64%	13.64%	10,355	9,972	1,021	(31)
Total			394,098	370,586	18,193	10,388
(1) Although the participations was less than 20%, the bank presumed significant influence on such participation, which was evidenced due to the bank’s representation on the board of directors of investee, participation in policy-making process, including participation in decisions about dividends and material transactions between the bank and the investee.
(2) Investment sold in 2010.
(3) Joint-controlled company.
(*) Associates companies do not have their shares listed on the Stock Exchange.
(**) The Bank does not have collateral with associates.

b) Changes

The changes in the balance of this item in the tree months period ended on March 31, 2011 and 2010 were as follows:

	March 31,
Thousands of Reais	2011	2010

Balance at beginning of period	370,586	419,122
Capital increases	6,107	-
Income from companies accounted for by the equity method	18,193	10,388
Dividends proposed/received	(788)	(6,978)
Balance at end of period	394,098	422,532

c) Impairment losses

No impairment was accounted with respect to investments in associates in the period ended on March 31, 2011 and December 31, 2010.

6. Tangible assets

a) Changes

In the tree months period ended on March 31, 2011 and 2010 tangible asset items were acquired for R$185,974 thousand and R$273,489 thousand, respectively. Also, in the tree months period ended on March 31, 2011 and 2010 tangible asset items were disposed, and the carrying amounts was R$8,994 thousand and R$10,339 thousand, respectively, giving rise to net gains on disposal of R$1,547 thousand and R$15,446 thousand, respectively.

b) Impairment losses

There were no significant impairment losses on tangible assets in the period ended on March 31, 2011 and December 31, 2010.

c) Tangible asset purchase commitments

At March 31, 2011 and December 31, 2010, the Bank did not have any significant commitments to purchase tangible asset items.

7. Intangible assets

a) Goodwill

The goodwill recorded is subject to impairment test at least annually or in a short period, whenever there are indications of impairment and was allocated according to the operating segments (note 13).

The base used to evaluate the impairment test is the value in use. For this purpose, management estimates cash flow that is subject to several factors, including: (i) macroeconomic projections of interest rates, inflation, exchange rate and other, (ii) the conduct and growth estimates (iii) increased costs, returns, synergies and investment plan, (iv) the behavior of customers, and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the likelihood of future events and changing some of these factors could have a different result.

The impairment test of goodwill was conducted in December 31, 2010, and for the current period was not identified any evidence of impairment.

Thousands of Reais	March 31, 2011	December 31,2010

Breakdown:
Banco ABN Amro Real S.A.	27,217,565	27,217,565
Real Seguros Vida e Previdência	1,094,671	1,094,671
Total	28,312,236	28,312,236

Operating segments:
Commercial Banking	27,217,565	27,217,565
Asset Management and Insurance	1,094,671	1,094,671
Total	28,312,236	28,312,236

b) Other intangible assets

The breakdown of the balance of “Other intangible assets” is as follows:

Thousands of Reais	Estimated Useful Life	March 31, 2011	December 31, 2010

With finite useful life:
IT developments	3 years	2,552,456	2,405,493
Customer relationship	(1)	4,407,812	4,616,136
Other assets	up to 5 years	250,001	249,397
Accumulated amortization		(2,759,668)	(2,815,200)
Impairment losses (2)		(813,435)	(805,443)
Total		3,637,166	3,650,383

(1) Includes accrued payments related to the commercial partnership contracts with the private and public sectors to secure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services. Banco Real’s customer relationship is amortized in 10 years and exclusivity contracts for provision of banking services are amortized over the term of the respective agreements.
(2) Includes impairment loss of the asset recorded for the purchase of the payroll of public entities.

8. Financial liabilities

a) Breakdown by category

The breakdown by nature and category for measurement purposes, of the Bank’s financial liabilities, other than “Hedging Derivatives”, at March 31, 2011 and December 31, 2010 is as follows:

Thousands of Reais	March 31, 2011
	Financial Liabilities Held for Trading	Financial Liabilities at Amortized Cost	Total
Deposits from credit institutions	-	36,995,011	36,995,011
Customer deposits	-	174,423,048	174,423,048
Marketable debt securities	-	26,907,081	26,907,081
Trading derivatives	4,825,238	-	4,825,238
Subordinated liabilities	-	9,973,663	9,973,663
Short positions	72,958	-	72,958
Other financial liabilities	-	12,711,988	12,711,988
Total	4,898,196	261,010,791	265,908,987

Thousands of Reais	December 31, 2010
	Financial Liabilities Held for Trading	Financial Liabilities at Amortized Cost	Total
Deposits from credit institutions	-	42,391,572	42,391,572
Customer deposits	-	167,949,201	167,949,201
Marketable debt securities	-	20,086,645	20,086,645
Trading derivatives	4,755,314	-	4,755,314
Subordinated liabilities	-	9,695,105	9,695,105
Short positions	29,339	-	29,339
Other financial liabilities	-	13,218,248	13,218,248
Total	4,784,653	253,340,771	258,125,424

b) Composition and details

b.1) Deposits from the Brazilian Central Bank and Deposits from credit institutions

Thousands of Reais	March 31, 2011	December 31, 2010
Demand deposits (1)	630,997	344,072
Time deposits (2)	25,362,361	28,867,406
Repurchase agreements	11,001,653	13,180,094
Total	36,995,011	42,391,572

(1) Non-interest bearing accounts.
(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lending and abroad and other credit lines abroad.

b.2) Customer deposits

Thousands of Reais	March 31, 2011	December 31, 2010
Demand deposits
Current accounts (1)	15,343,311	16,131,836
Savings accounts	30,194,987	30,303,463
Time deposits	73,481,428	68,916,301
Repurchase agreements	55,403,322	52,597,601
Total	174,423,048	167,949,201
(1) Non-interest bearing accounts.

b.3) Marketable debt securities

Thousands of Reais	March 31, 2011	December 31, 2010
Real estate credit notes - LCI	7,773,216	7,614,891
Bonds and other securities	5,956,203	3,351,137
Treasury Bills (1)	10,884,062	6,638,936
Securitization notes (MT100) (2)	1,489,310	1,577,181
Agribusiness credit notes - LCA	804,290	904,500
Total	26,907,081	20,086,645

(1) In 2010, CMN has established that financial institutions could send Treasury Bills. This instrument is used as a mechanism to broaden the market for long-term financing, the main features: minimum of two years, minimum denomination of R$300 thousand and allowed the sender to ransom in advance only 5% of the amount issued.

(2) Obligation acquired from the sale of the right to receipt future flows of payment from foreign correspondent banks. It includes the series 2004-1 in the amount of US$49 million (December 31, 2010 - US$98 million), with charges equivalent to 5.5% p.a., payable semiannually until September 2011, the series 2008-1 in the amount of US$157 million (December 31, 2010 - US$173 million), with charges equivalent to 6.2% p.a., payable semiannually until March 2015, the series 2008-2 in total amount of US$400 million, with charges equivalent to Libor (6 months) + 0.80% p.a., payable semiannually, with the principal payable in 6 installments between March 2012 to September 2014, the series 2009-1 in the amount of US$50 million, with charges equivalent to Libor (6 months) + 2.1% p.a., payable semiannually, with the principal payable in 6 installments between March 2012 to September 2014, the series 2009-2 in the amount of US$50 million, with charges equivalent to 6.3% p.a., payable semiannually, with the principal payable semiannually in 14 installments between March 2013 to September 2019 and the series 2010-1 in the amount of US$247 million, with charges equivalent to Libor + 1.5% p.a., payable semiannually, with the principal payable in 7 installments between March 2013 to March 2016.

The changes in the balance of Marketable debt instruments in the tree months period ended on March 31, 2011 and 2010 were follows:

	March 31, 2011
Thousands of Reais	2011	2010
Balance at beginning of the period	20,086,645	11,439,010
Issues	9,992,434	3,114,768
Payments	(3,653,298)	(3,532,893)
Interest	524,950	251,157
Exchange differences and Others	(43,650)	(863)
Balance at end of the period	26,907,081	11,271,179

At March 31, 2011 no issues were convertible into Bank shares, nor had any privileges or rights been granted that may, in certain circumstances, make them convertible into shares.

b.4) Subordinated liabilities

	March 31, 2011
Thousands of Reais	2011	2010
Balance at beginning of the period	9,695,105	11,304,445
Payments	-	(2,598,938)
Redemption	-	(1,680,461)
Subordinated Certificates (maturity in May 2019 and 13.5% fixed interest rate) (1)	-	(1,680,461)
Interest paid	-	(19,368)
Interest	278,558	230,026
Foreign exchange	-	19,892
Balance at end of the period	9,973,663	9,854,534
(1) On January 22, 2010, the Bank redeemed in advance the Subordinate CDB (bank certificate of deposit), whose creditor was Banco Santander Espanha, pursuant to authorization granted by the Central Bank of Brazil on January 8, 2010. In addition, in the redeemed of the Subordinate CDB, it was established a discount of R$64,188 thousand accounted in "Gains/losses on financial assets and liabilities". The purpose of the anticipated redemption was to improve the funding structure of the Bank, accordingly to the strategy informed in the use of proceeds of the "Final Global Offering Prospect for the Initial Public Offering of Certificates of Deposit Shares (Units) Issuance of Banco Santander (Brasil) S.A" and Form F-1.

b.5) Other issues guaranteed by the Bank

At March 31, 2011 and December 31, 2010, there were no debt instruments issued by associates or non-Bank third parties that had been guaranteed by the Bank or any other Bank entity.

9. Provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

Thousands of Reais	March 31, 2011	December 31, 2010
Provisions for pensions funds and similar obligations	1,206,789	1,190,108
Provisions for contingencies, commitments and other provisions (1)	7,802,863	8,205,053
Total	9,009,652	9,395,161
(1) Includes mainly provisions for taxes and others legal, civil and labor contingencies.

b) Provisions for contingent liabilities, commitments and other provisions

Banco Santander S.A. and its subsidiaries are parties to judicial and administrative proceedings involving tax, civil and labor matters arising in the normal course of their business.

Provisions were recognized based on the nature, complexity and history of the lawsuits, and the opinion of the in-house and outside legal counsel. Santander’s policy is to accrue the full amount of lawsuits whose likelihood of unfavorable outcome is probable.

Legal obligations - tax and social security were fully recognized in the financial statements.

Management understands that the recognized provisions are sufficient to cover probable losses on the lawsuits.

i. Legal obligations and tax and social security contingencies

The main judicial and administrative proceedings involving tax and social security obligations are:

• PIS and Cofins - R$5,554,282 thousand (December 31, 2010 - R$5,119,731 thousand): lawsuit filed by several companies of the conglomerate against the provisions of article 3, paragraph 1 of Law 9,718/98, pursuant to which PIS and COFINS must be levied on all revenues of legal entities. Prior to said provisions, already overruled by several recent decisions by the Federal Supreme Court, PIS and Cofins were levied only on revenues from services and sale of goods.

• CSLL - equal tax treatment - R$280,534 thousand (December 31, 2010 - R$278,194 thousand) - lawsuits filed by several companies of the Group challenging the application of an increased CSLL rate (18% - 30%) for financial institutions as compared to the rate for non-financial companies (8% - 10%).

•Increase in CSLL tax rate - R$908,771 thousand (December 31, 2010 - R$848,734 thousand) - The Bank and other companies of theGroupfiledfor an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, converted into Law 11,727/2008. Financial institutions were subject to a CSLL tax rate of 9%, however the new legislation established a 15% tax rate.

• Service Tax (ISS) - Financial Institutions - R$507,748 thousand (December 31, 2010 - R$473,371 thousand): refers to discussions in several companies in administrative and judicial proceedings against several counties require the payment of ISS on several revenues from operations that are not usually qualified as service.

• Social Security Contribution (INSS) - R$269,026 thousand (December 31, 2010 - R$259,526 thousand): refers to administrative and judicial proceedings on several companies seeking collection of social security contribution and education allowance on amounts that normally are not considered as wage which is the basis for application of the % of Social Security contribution.

• Allowance for doubtful accounts - R$125,536 thousand (December 31, 2010 - R$203,697 thousand) - collection of IRPJ and CSLL levied on the allowance for doubtful accounts, arising from the deduction, considered undue by tax authorities, in tax year bases of 1995, alleging that the tax criteria in effect at the time were not complied with it.

ii. Labor contingencies

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are accrued according to the escrow deposits made for the lawsuits or are assessed individually, based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

iii. Civil contingencies

Refer to judicial proceedings related to civil lawsuits classified, based on the legal counsel’s opinion, as probable loss, for which provisions were recorded.

Lawsuits for indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual in ordinary course of Bank's activities, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

Economic Plans - efforts to recover the deficient inflation adjustments in savings accounts and judicial deposits arising from Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and classification of the legal counsel. Banco Santander is also party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) position’s by the moment is against the banks. The Supreme Court is still analyzing the subject and has already ordered the suspension of all cases except those which have not yet been judged or those which are in an execution stage. The Supreme Court has decided favorably to the banks in similar cases involving CDBs (Bank Deposit Certificates) and the revision of agreements (Tablita). However it has not definitively decided about the constitutionality of the rules involving Economic Plans. The Superior Court recently decided that the period of prescription for class actions regarding Economic plans is five years from each Economic Plan dates. This decision reduces the involved values. Banco Santander believes that its defense’s arguments can be well succeed.

iv. Other lawsuits under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$454,700 thousand, R$29,341 thousand and R$8,626 thousand (December 31, 2010 - R$455,841 thousand, R$30,764 thousand and R$7,180 thousand), with responsibility of the former controlling stockholders of the acquired entities. The lawsuits have guarantees under the agreements signed at the time of the acquisitions in the amount of R$492,667 thousand (December 31, 2010 - R$493,785 thousand). These lawsuits have no effects on the balance sheet.

v. Contingent liabilities classified as possible loss risk

Refer to judicial and administrative proceedings involving tax, labor and civil matters assessed by legal counsels as possible losses, which were not accounted for. The main lawsuits are:

• CPMF (tax on banking transactions) on Customer Operations - in May 2003, the Federal Revenue Service issued an Infraction Notice against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (Santander DTVM), actual Produban Serviços de Informática S.A. and another Infraction Notice against the former Banco Santander Brasil S.A., both in the amount of R$290 million. The notices refer to the collection of a CPMF tax credit on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by the Bank to Santander DTVM, according to the agreement between these two companies, in 2000, 2001 and the first two months of 2002. Both companies consider that the tax treatment adopted was adequate since said transactions were subject to CPMF at zero rate. The Board of Tax Appeals, previous Contributors Board, judged the administrative proceedings, annulling the infraction notice of Santander DTVM and maintaining the infraction notice of the Bank. All these administrative proceedings are pending of decisions by the Board of Tax Appeals. The updated amount of each proceeding is approximately R$544 million.

• IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees - The Federal Revenue Service issued infraction notices against Banco Santander. The notices refer to the collection of IRPJ and CSLL taxes for tax years 2002 to 2006 on amounts reimbursed by our former controlling shareholder for payments made by us that were the responsibility of the former controlling shareholder. The Federal Revenue Service deemed the amounts to be taxable income and not reimbursements. The updated amount of all the proceedings is approximately R$609 million.

• Addition to the Price on the Purchase of Shares of Banco do Estado de São Paulo S.A. - Banespa - Filed an ordinary action claiming the inexistence of legal relationship before the National Treasury in relation to item 3.1 of the Banespa’s Share Purchase and Sale Agreement. Such item provided for the payment of an addition to the minimum price should Banespa be released from the tax contingency recognized at the time of the privatization upon the setting of the minimum price. After an unfavorable lower court decision, on April 23, 2008, the 1st Region Federal Court accepted the appeal filed by the Bank and declared undue the collection. At these moment, awaits the decision on the appeal trial by the Union. The updated amount involved is approximately R$389 million.

• Credit Losses - Administrative collection by the Federal Revenue Service in view of the deduction from the IRPJ and CSLL basis of credit losses once they would not have met the conditions and terms laid down in the current legislation. The updated amount involved is approximately R$168 million.

• CSLL - Unconstitutionality - Noncompliance with the amnesty established by Law 9,779/1999 - claims that entities that joined the amnesty failed to comply with the requirements of such Law, alleging that such entities were not supported by an injunction for all periods paid (1989 to 1999). The updated amount involved is approximately R$180 million.

• CSLL - equal tax treatment - Constitutional Amendment 10 from 1996 - Lawsuit regarding the difference from social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. The adjusted amount involved is approximately R$163 million.

• CSLL - Favorable and unappealable decision - This lawsuit claims to remove the requirements of the tax credit claimed by the Federal Revenue Service related to alleged irregularities in the payment of CSLL. The bank has granted a favorable final and unappealable decision that overrule the collection of CSLL under Law 7,689/1988 and Law 7,787/1989 in the period required by Federal Revenue Service. The updated amount involved is approximately R$160 million.

• IRPJ/CSLL - Capital Gain - In December 2010 the Federal Revenue Service issued an infraction notice against Santander Seguros (legal successor of ABN AMRO Brasil Dois Participações S.A.) in the total amount of R$ 197.0 million with respect to IRPJ and CSL related to 2005, asserting that the capital gain in the sale of the Real Seguros stocks from ABN AMRO Group to Tokio Marine was taxed at a lower tax rate, 15%, instead of 34%. The amount involved is R$201 million.

• Semiannual Bonus or Profit Sharing - Labor lawsuit relating to the payment of a semiannual bonus or, successively, profit sharing to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, hired by May 22, 1975. This lawsuit was filed by Banespa’s Retirees Association and was judged by the Superior Labor Court and the Banco Santander has filed an appeal. The involved amount is not disclosed due to the current stage of the lawsuit and the possibility of affecting its progress.

10. Equity

a) Issued capital

The authorized capital is represented by 399,044,117 thousand registered shares without par value, being 212,841,732 thousand of ordinary shares and 186,202,385 thousand of preferred shares.

b) Dividends and interest on capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Bank.

Dividend payments have been prepared and will continue to be prepared in accordance with Brazilian Corporate Law.

Before the annual shareholders meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than six months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully input into the mandatory dividend.

	March 31, 2011
	Thousands of	Reais per Thousand Shares / Units
	Reais (2)	Common	Preferred	Units
Interest on capital (1)	600,000	1.4366	1.5802	158.0216
Total in March 31, 2011	600,000

(1) Established by the board of Directors in March, 2011, Common Shares - R$1.2211, and Preferred Shares - R$1.3432 and Units - R$134.3184, net of taxes.
(2) The amount for to the interest on capital will be fully input into the mandatory dividends, recognized in income for the period ended December 31, 2011.

	December 31, 2010
	Thousands of	Reais per Thousand Shares / Units
	Reais (9)	Common	Preferred	Units
Interest on capital (1)(4)	400,000	0.9577	1.0535	105.3477
Intermediate dividends (2)(4)	500,000	1.1917	1.3168	131.6847
Interest on capital (3)(4)	400,000	0.9577	1.0535	105.3477
Interest on capital (5)(8)	530,000	1.2690	1.3959	139.5858
Interest on capital (6)(8)	430,000	1.0295	1.1325	113.2488
Intermediate dividends (7)(8)	1,280,000	3.0647	3.3711	337.1128
Total in December 31, 2010	3,540,000

(1) Established by the Board of Directors in March, 2010, Common Shares - R$0.8141 and Preferred Shares - R$0.8955 and Units - R$89.5456, net of taxes.
(2) Established by the Board of Directors in June, 2010.
(3) Established by the Board of Directors in June, 2010, Common Shares - R$0.8141 and Preferred Shares - R$0.8955 and Units - R$89.5456, net of taxes.
(4) The Amounts for the Interest on Capital was paid on August 25, 2010.
(5) Established by the Board of Directors in September, 2010, Common Shares - R$1.0786 and Preferred Shares - R$1.1865 and Units - R$118.6479, net of taxes.
(6) Established by the board of Directors in December, 2010, Common Shares - R$0.8751, and Preferred Shares - R$0.9626 and Units - R$96.2615, net of taxes.
(7) Established by the Board of Directors in December 2010.
(8) The amounts for the Interest on Capital and Dividends was paid on February 25, 2011.
(9) The amount for to the intermediate dividends and interest on capital was input into the mandatory dividends, recognized in income for the period ended December 31, 2010.

11. Breakdown of income accounts

a) Personnel expenses

	March 31,
Thousands of Reais	2011	2010
Wages and salaries	1,020,894	842,673
Social security costs	269,816	238,121
Benefits	208,055	195,171
Defined benefit pension plans	14,903	12,739
Contributions to defined contribution pension funds	2,532	4,434
Training	28,864	11,973
Other personnel expenses	70,752	49,690
Total	1,615,816	1,354,801

b) Other general administrative expenses

	March 31,
Thousands of Reais	2011	2010
Property, fixtures and supplies	264,681	226,349
Technology and systems	252,788	242,047
Advertising	82,746	76,831
Communications	142,597	144,720
Per diems and travel expenses	32,263	33,268
Taxes other than income tax	8,654	9,577
Surveillance and cash courier services	123,770	129,452
Insurance premiums	2,378	2,395
Specialized and technical services	386,335	373,705
Technical reports	88,429	94,947
Others specialized and technical services	297,906	278,758
Other administrative expenses	47,454	62,097
Total	1,343,666	1,300,441

12. Share-based compensation

Santander has two long-term compensation plans linked to the market price of the shares – the Global Program and the Local Program. The members of the Executive Board and other key employees of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the Board of Directors members in order to be eligible, it is necessary to exercise Executive Board functions.

a) Local program

The main assumptions used as of March 31, 2011 have not changed significantly from those indicated in the consolidated financial statements for December 31, 2010.

On March 31, 2011, pro-rata day expenses amounting R$10,359 thousand (on March 31, 2010 - R$1,012 thousand) relating to the Stock Option Plan for Share Deposit Certificates -Units (SOP) and R$11,146 thousand (on March 31, 2010 - R$4,047 thousand) relating to the Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP). Was recorded also in the gain with the oscillation of the market value of the action plan of the PSP for R$2,071 thousand as "Gains (losses) on financial assets and liabilities (net) -Other".

The stock options of Plan SOP may dilute the basic earnings per share in the future. On March 31, 2011, these options were not included in the calculation of diluted earnings per share because they are antidilutant for the presented period.

b) Global program

The main assumptions used as of March 31, 2011 have not changed significantly from those indicated in the consolidated financial statements for December 31, 2010.

On March 31, 2011, pro-rata expenses were registered in the amount of R$3,807 thousand (on March 31, 2010 - R$4,063 thousand), related to the costs of the cycles of the Global Program Plans.

c) Share-Based Bonus

The main assumptions used as of March 31, 2011 have not changed significantly from those indicated in the consolidated financial statements for December 31, 2010.

In the period ended on March 31, 2011, were not recorded expenses referring to the provision for Share-Based Bonus and the gain was recorded with the oscillation of the market value of the share of the plan for R$3,086 thousand as "Gains (losses) on financial assets and liabilities (net) - Other".

13. Business segment reporting

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity),

(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) for which discrete financial information is available.

Following such guidance, the Bank has identified the following business segments as its operating segments:

• Commercial Banking

• Global Wholesale Banking

• Asset Management and Insurance

The Bank operates in Brazil and abroad, through the Cayman branch, with brazilian clients and therefore has no geographical segments.

The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Asset Management and Insurance segment includes the contribution to the Bank arising from the design and management of the investment fund, pension and insurance businesses of the various units. The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all the globally managed treasury departments and the equities business.

The income statements and other significant data are as follows:

Thousands of Reais	March 31, 2011

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance	Total

NET INTEREST INCOME	5,918,059	621,730	99,138	6,638,927
Income from equity instruments	4,767	-	-	4,767
Share of results of entities accounted for using the equity method	18,193	-	-	18,193
Net fee and commission income	1,527,901	167,200	87,153	1,782,254
Gains (losses) on financial assets and liabilities and Exchange differences	365,265	107,229	(119)	472,375
Other operating income/(expenses)	(131,144)	(8,422)	111,217	(28,349)
TOTAL INCOME	7,703,041	887,737	297,389	8,888,167
Personnel expenses	(1,473,801)	(119,563)	(22,452)	(1,615,816)
Other administrative expenses	(1,273,257)	(55,231)	(15,178)	(1,343,666)
Depreciation and amortization	(305,982)	(26,070)	(6,101)	(338,153)
Provisions (net)	(614,440)	2,823	(18,095)	(629,712)
Net impairment losses on financial assets	(2,050,360)	(8,299)	-	(2,058,659)
Net impairment losses on non-financial assets	(9,222)	-	26	(9,196)
Other financial gains/(losses)	28,767	-	-	28,767
PROFIT BEFORE TAX	2,004,746	681,397	235,589	2,921,732

Thousands of Reais	March 31, 2010

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Brokerage	Total

NET INTEREST INCOME	5,184,300	603,239	45,191	5,832,730
Income from equity instruments	3,741	-	-	3,741
Share of results of entities accounted for using the equity method	10,388	-	-	10,388
Net fee and commission income	1,309,295	213,239	99,868	1,622,402
Gains (losses) on financial assets and liabilities and Exchange differences	420,104	123,054	15,617	558,775
Other operating income/(expenses)	(123,108)	(8,337)	84,909	(46,536)
TOTAL INCOME	6,804,720	931,195	245,585	7,981,500
Personnel expenses	(1,237,195)	(101,000)	(16,606)	(1,354,801)
Other administrative expenses	(1,230,988)	(54,297)	(15,156)	(1,300,441)
Depreciation and amortization	(230,684)	(11,898)	(43,879)	(286,461)
Provisions (net)	(620,458)	(980)	(7,986)	(629,424)
Net impairment losses on financial assets	(2,397,734)	(5,489)	-	(2,403,223)
Net impairment losses on non-financial assets	(4,084)	-	1	(4,083)
Other financial gains/(losses)	120,088	-	-	120,088
PROFIT BEFORE TAX	1,203,665	757,531	161,959	2,123,155

Thousands of Reais	March 31, 2011

Other aggregates:	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance	Total
Total assets	315,959,932	43,178,272	24,849,173	383,987,377
Loans and advances to customers	123,704,264	31,014,245	46,956	154,765,465
Customer deposits	147,242,382	25,750,215	1,430,451	174,423,048

Thousands of Reais	December 31, 2010

Other aggregates:	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance	Total
Total assets	308,973,195	40,139,949	25,549,539	374,662,683
Loans and advances to customers	121,175,888	30,149,793	40,880	151,366,561
Customer deposits	144,385,872	22,180,522	1,382,807	167,949,201

14. Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the ordinary business transactions performed by the Bank with its related parties on March 31, 2011 and 2010:

a) Key-person management compensation

At the meeting held on March 24, 2011, wassubmitted to the Board of Directors of the Bank the global compensation proposal of directors (Board of Directors and Executive Officers) for the year 2011, amounting to R$283,540 thousand, covering fixed remuneration, variable and equity-based and other benefits. Still, at the same meeting a proposal was submitted to the global compensation of the Audit Committee members for the period of 12 months from March 24, 2011, totaling up to R$3,960 thousand. The global compensation proposal of directors and Audit Committee members for the year 2011 was approved at the General Meeting of the Bank held on April 26, 2011.

i) Long-term benefits

The Santander Brazil as well as Santander Spain, as other subsidiaries of Santander Spain Group, have long-term compensation programs tied to its share's performance, based on the achievement of goals.

ii) Short-term benefits

The following table shows the Board of Directors’, Executive Board’s and Audit Committee compensation:

	March 31,
Thousands of Reais	2011	2010

Fixed compensation	12,288	10,625
Variable compensation	63,471	39,437
Other	2,606	2,522
Total (1)	78,365	52,584

(1) Refers to the amount paid by Banco Santander to its directors for the positions which they hold in the bank and other companies of the conglomerate. Additionally, they were paid to the Directors of Santander Seguros and Santander Asset Insurance and the amount of R$1,764 thousand.

iii) Contract termination

The termination of the employment relationship for non-fulfillment of obligations or voluntarily does not entitle executives to any financial compensation.

b) Lending operations

Under current law, it is not granted loans or advances involving:

I - officers, members of board of directors and audit committee as well as their spouses and relatives up to the second degree;

II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;

III - Legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;

IV - legal entities which hold more than 10% of the share capital, any of the directors or members of theBoardof Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

c) Ownership Interest

The table below shows the direct interest (common shares and preferred shares) as of March 31, 2011:

	March 31, 2011
Stockholders'	Common Shares (thousands)	Common Shares (%)	Preferred Shares (thousands)	Preferred Shares (%)	Total Shares (thousands)	Total Shares (%)

Grupo Empresarial Santander, S.L. (1)	74,967,225	35.2%	63,531,986	34.1%	138,499,211	34.7%
Sterrebeeck B.V. (1)	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
Santander Insurance Holding, S.L. (1)	206,663	0.1%	-	0.0%	206,663	0.1%
Employees	232,433	0.1%	212,674	0.1%	445,107	0.1%
Members of the Board of Directors	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Board	(*)	(*)	(*)	(*)	(*)	(*)
Others	37,908,328	17.8%	35,965,395	19.3%	73,873,723	18.5%
Total	212,841,732	100.0%	186,202,385	100.0%	399,044,117	100.0%

(1) Companies of the Santander Spain Group.
(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

d) Related-Party Transactions

Transactions among the entities of Banco Santander are carried out under usual market value, rates and terms, and under commutativity condition.

Santander has the Policy on Related Party Transactions approved by the Board of Directors, which aim to ensure that all transactions are made on the policy typified in view the interests of Banco Santander and its shareholders. The policy defines the power to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The principal transactions and balances are as follows:

Thousands of Reais	March 31, 2011			December 31, 2010
	Parent (1)	Joint- controlled companies	Other Related- Party (2)	Parent (1)	Joint- controlled companies	Other Related- Party (2)
Assets
Trading derivatives, net	49,598	-	(85,681)	35,513	-	(125,147)
Banco Santander Spain	49,598	-	-	35,513	-	-
Santander Benelux, S.A., N.V.	-	-	(90,137)	-	-	(118,521)
Abbey National Treasury Services Plc	-	-	(10,014)	-	-	(33,076)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	14,470	-	-	26,450
Loans and amounts due from credit institutions (1)	1,739,927	551,850	253,081	4,262,254	269,667	277,807
Banco Santander Spain	1,739,927	-	-	4,262,254	-	-
Santander Benelux, S.A., N.V.	-	-	252,449	-	-	258,261
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	551,850	-	-	263,559	-
Companhia de Arrendamento Mercantil RCI Brasil	-	-	-	-	6,108	-
Banco Santander Totta, S.A.	-	-	632	-	-	729
Abbey National Treasury Services Plc	-	-	-	-	-	18,817
Other Assets	31,430	-	2,241	27,090	795	2,457
Banco Santander Spain	31,430	-	-	27,090	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	-	-	-	529	-
Companhia de Arrendamento Mercantil RCI Brasil	-	-	-	-	266	-
Santander Overseas Bank, Inc – Puerto Rico	-	-	2,197	-	-	2,457
Others	-	-	44	-	-	-
				-	-	-
Liabilities				-	-	-
Deposits from credit institutions	(1,258,829)	(138,879)	(16,186)	(2,167,452)	(76,340)	(1,940,158)
Banco Santander Spain	(1,258,829)	-	-	(2,167,452)	-	-
Grupo Banesto: Sociedades consolidables	-	-	(8,437)	-	-	(75,477)
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	-	-	-	(1,857,963)
Banco Santander, S.A. – Uruguay	-	-	(5,623)	-	-	(6,538)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(136,829)	-	-	(73,270)	-
Companhia de Arrendamento Mercantil RCI Brasil	-	(2,050)	-	-	(3,070)	-
Santander Investment Limited	-	-	(2,126)	-	-	-
Others	-	-	-	-	-	(180)
Customer deposits	-	-	(335,136)	-	-	(375,869)
ISBAN Brasil S.A.	-	-	(98,426)	-	-	(129,500)
Produban Serviços de Informática S.A.	-	-	(30,847)	-	-	(43,439)
Universia Brasil S.A.	-	-	(1,411)	-	-	(3,218)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(203,575)	-	-	(198,236)
Others	-	-	(877)	-	-	(1,476)
Other Liabilities - Dividends and Bonuses Payable	-	-	(414,833)	-	-	(1,704,884)
Grupo Empresarial Santander, S.L. (1)	-	-	(176,876)	-	-	(726,925)
Santander Insurance Holding, S.L.	-	-	(252)	-	-	(1,037)
Sterrebeeck B.V. (1)	-	-	(237,705)	-	-	(976,922)
Other Payables	(10,160)	-	(54,353)	(6,353)	-	(52,586)
Banco Santander Spain	(10,160)	-	-	(6,353)	-	-
Santander Insurance Holding, S.L.	-	-	(54,353)	-	-	(52,358)
ISBAN Brasil S.A.	-	-	-	-	-	(228)

(*) All loans and amounts to related parties were made in our ordinary course of business and on sustainable basis, including interest rates and collateral and did not involve more than the normal risk of collectability or present other unfavorable features.
(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain (note 1-a), through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain ).

	March 31,
Thousands of Reais	2011			2010
	Parent (1)	Joint- controlled companies	Other Related- Party (2)	Parent (1)	Joint- controlled companies	Other Related- Party (2)

Income
Interest and similar income - Loans and amounts due from credit institutions	1,455	9,868	-	181	7,422	155
Banco Santander Spain	1,455	-	-	181	-	-
Abbey National Treasury Services Plc	-	-	-	-	-	155
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	9,868	-	-	6,779	-
Companhia de Arrendamento Mercantil RCI Brasil	-	-	-	-	643	-
Interest expense and similar charges - Customer deposits	-	-	(9,013)	-	-	(4,667)
ISBAN Brasil S.A.	-	-	(2,749)	-	-	(2,002)
Produban Serviços de Informática S.A.	-	-	(908)	-	-	(570)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(5,235)	-	-	(2,095)
Others	-	-	(121)	-	-	-
Interest expense and similar charges - Deposits from credit institutions	(6,402)	(620)	-	(19,854)	(65)	(2,260)
Banco Santander Spain	(6,402)	-	-	(19,854)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(620)	-	-	(2)	-
Companhia de Arrendamento Mercantil RCI Brasil	-	-	-	-	(63)	-
Abbey National Beta Investments Limited	-	-	-	-	-	(1,771)
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	-	-	-	(480)
Others	-	-	-	-	-	(9)
Interest expense and similar charges - Marketable debt securities	(1,288)	-	-	(1,813)	-	-
Banco Santander Spain	(1,288)	-	-	(1,813)	-	-
Fee and commission income (expense)	5,476	2,005	678	1,722	2,163	-
Banco Santander Spain	5,476	-	-	1,722	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	2,005	-	-	1,886	-
Companhia de Arrendamento Mercantil RCI Brasil	-	-	-	-	277	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	127	-	-	-
Santander Asset Management, S.A. SGIIC. (Espanha)	-	-	551	-	-	-
Gains (losses) on financial assets and liabilities (net)	(34,966)	-	52,231	51,851	-	(78,687)
Banco Santander Spain	(34,966)	-	-	51,851	-	-
Santander Benelux, S.A., N.V.	-	-	56,078	-	-	(57,021)
Santander Overseas Bank, Inc – Puerto Rico	-	-	39	-	-	-
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(1,611)	-	-	(28,341)
Abbey National Treasury Services Plc	-	-	(2,538)	-	-	6,671
Others	-	-	263	-	-	4
Administrative expenses and Amortization	-	-	(52,924)	-	-	(42,712)
ISBAN Brasil S.A.	-	-	(12,472)	-	-	(13,345)
Produban Serviços de Informática S.A.	-	-	(27,285)	-	-	(21,375)
ISBAN Chile S.A.	-	-	(1,242)	-	-	(1,201)
Aquanima Brasil Ltda.	-	-	(5,381)	-	-	(5,805)
Ingeniería de Software Bancario, S.L.	-	-	(3,947)	-	-	(612)
Others	-	-	(2,597)	-	-	(374)

(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain (note 1-a), through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).

15. Other disclosures

a) Notional amounts and market values of trading and hedging derivatives

The breakdown of the notional and/or contractual amounts and the fair values of the trading and hedging derivatives held by the Bank is as follows:

Thousands of Reais	March 31, 2011		December 31, 2010
	Notional Amount	Fair Value	Notional Amount	Fair Value
Trading derivatives
Interest rate risk and other:
Interest rate swaps	50,522,195	7,939,386	53,050,746	15,076,839
Options - purchase and sales	258,224,231	(28,673)	351,261,588	(136,695)
Forward and futures contracts	49,541,992	8,678	81,921,145	10,289
Foreign currency risk:
Currency swaps (1)	35,617,790	(7,349,881)	36,923,396	(14,522,887)
Options - purchase and sales	11,091,344	(6,528)	12,351,165	2,193
Forward and futures contracts	38,791,112	(330,420)	26,713,978	(167,694)
	443,788,664	232,562	562,222,018	262,045

Hedging derivatives
Interest rate risk:
Futures contracts (2) (3)	-	-	7,165,189	-
Interest rate swaps	554,448	127,394	549,276	115,528
	554,448	127,394	7,714,465	115,528
Total	444,343,112	359,956	569,936,483	377,573

(1) Includes credit derivatives, which the Bank uses to reduce or eliminate its exposure to specific risks arising from the purchase or sale of assets associated with the credit portfolio management. In March 31, 2011, the volume of credit derivatives with total return rate – credit risk received corresponds to R$483,599 thousand of cost (December 31, 2010, R$495,066 thousand) and R$434,062 thousand of fair value (December 31, 2010, R$444,330 thousand). During the period there were no credit events related to events provided for in the contracts. Required base capital used amounted to R$12,208 thousand (December 31, 2010, R$8,121 thousand).
(2) Futures contracts registered at BM&FBovespa has positions receivables and payables settled daily.

(3) In the first quarter of 2011, due to the business strategy, the structures of cash flow hedge which had as object certificate of deposits (CDB) were discontinued. The net effect disclosed as debt in equity will be amortized until January 2012, the remaining term of the hedging instruments.

b) Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Bank is as follows:

Thousands of Reais	March 31, 2011	December 31, 2010

Investment funds	107,693,460	102,516,308
Assets under management	7,701,205	8,822,049
Total	115,394,665	111,338,357

c) Third-party securities held in custody

At March 31, 2011 and December 31, 2010, the Bank held in custody marketable debt securities and equity instruments totaling R$84,597,466 thousand and R$194,063,773 thousand, respectively entrusted to it by third parties.

16. Supplementary information – Reconciliation of shareholders’ equity and net income of the Bank

Following the Brazilian Securities Commission (CVM) Instruction 485/2010, we present a reconciliation of shareholders’ equity and net income attributed to the parent between Brazilian GAAP and IFRS, for each of the periods presented, below:

		March 31,		December 31,
Thousands of Reais	Note	2011	2010	2010

Shareholders' equity attributed to the parent under Brazilian GAAP		65,167,169	65,248,192	64,850,978
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	c	-	(174,518)	-
Classification of financial instruments at fair value through profit or loss	d	3,352	14,801	(251)
Redesignation of financial instruments to available-for-sale	a	512,178	520,293	558,032
Impairment on loans and receivables	b	446,982	(20,036)	220,590
Deferral of financial fees, commissions and inherent costs under effective interest rate method	e	336,313	213,831	300,000
Reversal of goodwill amortization and others	f	7,565,158	4,256,852	6,736,108
Realization on purchase price adjustments	g	613,459	669,793	639,520
Share based payments	h	31,336	-	20,976
Others		29,911	(947)	29,365
Shareholders' equity attributed to the parent under IFRS		74,705,858	70,728,261	73,355,318
Non-controlling interest under IFRS		10,264	1,382	8,076
Shareholders' equity (including non-controlling interest) under IFRS		74,716,122	70,729,643	73,363,394

		March 31,
Thousands of Reais	Note	2011	2010

Net income attributed to the parent under Brazilian GAAP		1,012,961	1,014,632
IFRS adjustments, net of taxes, when applicable:
Pension plan discount rate	c	-	(300)
Classification of financial instruments at fair value through profit or loss	d	2,794	(344)
Redesignation of financial instruments to available-for-sale	a	(10,343)	276
Impairment on loans and receivables	b	226,391	(20,996)
Deferral of financial fees, commissions and inherent costs under effective interest rate method	e	36,313	(3,374)
Reversal of goodwill amortization and others	f	829,050	832,080
Realization on purchase price adjustments	g	(26,061)	(57,308)
Others		(2,406)	(1,651)
Net income attributed to the parent under IFRS		2,068,699	1,763,015
Non-controlling interest under IFRS		2,472	71
Net income (including non-controlling interest) under IFRS		2,071,171	1,763,086

a) Redesignation of financial instruments to available-for-sale:

Under BR GAAP, the Bank accounts some investments as for example in debt securities at amortized cost and equity instruments at cost. Under IFRS, the Bank has classified these investments as available-for-sale, measuring them at fair value with the changes recognized in consolidated statements of recognized income and expense, under the scope of IAS 39 “Financial Instruments: Recognition and Measurement”.

b) Impairment on loans and receivables:

Under IFRS, it refers mainly to the adjust of purchase price allocation when the acquisition of Banco Real, following the requirements of IFRS 3 "Business Combinations" and based on estimated losses on such assets, which was established with based on historical loss of impairment and other circumstances known at the time of evaluation, according to the guidance provided by IAS 39 "Financial Instruments: Recognition and Measurement. These criteria differ in certain aspects of the criteria adopted under Brazilian GAAP, which uses certain regulatory limits set by the Bank and does not perform the adjustments of the business combination.

c) Pension plan discount rate:

Under BR GAAP, the discount rate used for benefit obligations reflects the nominal interest rate. Under IFRS, in accordance with IAS 19 “Employee Benefits”, the rate used to discount post-employment benefit obligations was determined by reference to market yields at the end of the reporting period on high quality bonds. In 2010, BRGAAP began to adopt CVM Resolution 600/2009 which took effects for years ended after December 2010, which eliminated the asymmetry with the international standard.

d) Classification of financial instruments at fair value through profit or loss:

Under BR GAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, the Bank designated certain loans and receivables and deposits as “fair value through profit or loss”, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”. Additionally, certain debt instruments classified as “available for sale” under BR GAAP were designated as “fair value through profit or loss” under IFRS. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

e) Deferral of financial fees, commissions and inherent costs under effective interest rate method:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and inherent costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognizes directly at income when received or paid.

f) Reversal of goodwill amortization and others:

Under BR GAAP, goodwill is amortized systematically over a period of up to 10 years and the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; by comparing its recoverable amount with its carrying amount. The goodwill amortization is a permanent difference deductible for taxes matters and therefore there is no record of deferred tax liability.

g) Realization on purchase price adjustments:

As part of the purchase price allocation, following the requirements of IFRS 3, the Bank has revalued its assets and liabilities to fair value, including identifiable intangible assets with finite lives. Under BR GAAP, in a business combination, the assets and liabilities are not remeasured to their related fair values. Therefore, this adjustment relates substantially to the following items:

• The amortization related to the value of assets in the loan portfolio in relation to its book value: As the value of the loans were adjusted to fair value, this causes an adjustment to the yield curve of the related loans in comparison to its nominal value, which is offset pro-rata with this adjustment.

• The amortization of the identified intangible assets with finite lives over their estimated useful lives.

h) Share based payments:

Banco Santander has a local long-term compensation plans linked to payments based in shares. According to IFRS 2, the amount of shares to be paid should be measured at the fair value and accounted in equity, while in BR GAAP it is accounted in "Other Payables - Other".

APPENDIX I – SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.

Thousands of Reais

		Participation %		Stockholders'	Net Income
Direct and Indirect controlled by Banco Santander (Brasil) S.A.	Activity	Direct	Indirect	Equity (3)	(Losses) (3)
Santander Seguros S.A. (1)	Insurance and Pension Plans	100.00%	100.00%	2,449,201	93,774
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.	Asset manager	99.99%	100.00%	136,286	16,751
Banco Bandepe S.A.	Bank	100.00%	100.00%	4,301,894	88,740
Santander Leasing S.A. Arrendamento Mercantil	Leasing	78.57%	99.99%	10,101,035	211,566
Aymoré Crédito, Financiamento e Investimento S.A.	Financial	100.00%	100.00%	1,017,420	74,710
Santander Administradora de Consórcios Ltda.	Buying club	100.00%	100.00%	4,052	(5)
Santander Brasil Administradora de Consórcio Ltda.	Buying club	100.00%	100.00%	126,949	8,877
Santander Microcrédito Assessoria Financeira S.A.	Microcredit	100.00%	100.00%	12,588	859
Santander Advisory Services S.A.	Other Activities	100.00%	100.00%	169,076	9,541
CRV Distribuidora de Títulos e Valores Mobiliários S.A. (CRV DTVM)	Dealer	100.00%	100.00%	87,714	2,354
Santander Corretora de Câmbio e Valores Mobiliários S.A.	Broker	99.99%	100.00%	216,951	14,442
Webmotors S.A.	Other Activities	100.00%	100.00%	55,396	2,999
Santander CHP S.A. (2)	Holding	96.56%	96.56%	13,017	1,094
Santander Getnet Serviços para Meios de Pagamento S.A.	Other Activities	50.00%	50.00%	18,061	4,838

Controlled by Santander Seguros S.A.
Santander Brasil Seguros S.A.	Insurance	-	100.00%	135,528	12,168
Santander Capitalização S.A.	Savings and annuities	-	100.00%	511,774	20,751

Controlled by CRV DTVM
Santander Securities (Brasil) Corretora de Valores Mobiliários S.A.	Broker	-	100.00%	72,611	750

Controlled by Santander Advisory Services S.A.
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros	Insurance	-	99.99%	151,913	9,505

Brazil Foreign Diversified Payment Rights Finance Company	Securitisation	-	(a)	2	-

(a) Company over which effective control is exercised.
(1) As mentioned in Note 47 - Subsequent Events to the Bank's consolidated financial statements for the year ended December 31, 2010, at a meeting held on February 21, 2011, meeting on February 21, 2011, Banco Santander’s Board of Directors approved the main terms and conditions for the sale of all the shares issued by its wholly-owned subsidiary, Santander Seguros, to a holding company headquartered in Spain (“Holding”), initially to be held directly or indirectly by its controlling shareholder, Banco Santander S.A. ("Santander Spain") ("Transaction"). The completion of the Transaction is subject to compliance with certain conditions precedent that are typical of similar transactions, including the negotiation and execution of definite agreements and obtaining the relevant regulatory approvals. Regulatory approvals will be obtained before the transaction is completed; however, there is no set date for obtaining them. The transaction is expected to be completed by the end of 2011.
(2) Merged the Agropecuária Tapirapé S.A. in february 2011.
(3) The amounts presented are in accordance with Brazilian accounting practices.

***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 28, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Executive Officer

By:	/S/ Carlos Alberto López Galán
Carlos Alberto López Galán Vice-President Executive Officer